UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number: 000-19289

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

State Auto Insurance Companies Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

State Auto Financial Corporation

518 East Broad Street

Columbus, Ohio 43215-3976

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the State Auto Insurance Companies Retirement Savings Plan are being filed herewith:

Financial Statements for the two years ended December 31, 2011 and 2010 and Supplemental Schedule for the year ended December 31, 2011

The following exhibits are being filed herewith:

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein

Report of Independent Registered Public Accounting Firm

Retirement Savings Plan Advisory Committee

State Auto Insurance Companies Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio

June 27, 2012

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments, at fair value:
Shares of registered investment companies	$165,639,297	155,081,016
Interest-bearing cash	13,084,647	11,453,139
Common/collective trust	18,468,233	17,764,407
Affiliated Stock	1,382,067	1,735,110
Self-directed brokerage accounts	258,890	—

Total investments	198,833,134	186,033,672

Receivables:
Employee contributions	22,000	44,000
Employer contributions	143,575	17,150
Notes receivable from participants	4,067,822	3,795,299

Total receivables	4,233,397	3,856,449

Net assets reflecting investments at fair value	203,066,531	189,890,121

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(455,498)	(144,442)

Net assets available for benefits	$202,611,033	189,745,679

See accompanying notes.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2011	2010
Investment income:
Interest and dividends	$4,399,383	2,939,957
Net (depreciation) appreciation in fair value of investments	(8,235,878)	16,620,494

Total investment (loss) income	(3,836,495)	19,560,451

Interest income on notes receivable from participants	153,992	139,671

Contributions:
Employee contributions	12,127,728	10,271,175
Participant rollovers	1,410,314	906,033
Employer contributions	7,769,951	4,984,356

Total contributions	21,307,993	16,161,564

Deductions:
Benefit payments	22,310,402	19,901,385
Participant loan fees	26,589	20,514

Total deductions	22,336,991	19,921,899

Net (decrease) increase before transfer	(4,711,501)	15,939,787
Transfer of plan assets	17,576,855	—

Net increase after transfer	12,865,354	15,939,787

Net assets available for benefits:
Beginning of year	189,745,679	173,805,892

End of year	$202,611,033	189,745,679

See accompanying notes.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

1. Description of the Plan

Organization

The State Auto Insurance Companies Retirement Savings Plan (the “Plan”) is a defined contribution plan which qualifies as a 401(k) plan. The Plan was adopted effective June 1, 1982, by State Automobile Mutual Insurance Company (“State Auto Mutual”) and its affiliates for the purpose of providing a savings plan for the benefit of its employees.

In 2011, the following amendments were made to the Plan:

•	Amendment to authorize and accept the merger of the Rockhill Holding Company 401(k) Profit Sharing Plan (the “Rockhill Plan”) with and into the Plan effective January 1, 2011;

•	Amendment to add a self-directed brokerage investment option to the Plan effective October 24, 2011;

•	Amendment to add Roth contribution features to the Plan effective January 1, 2012; and

•	Amendment to cease supplemental participant after-tax contributions to the Plan effective January 1, 2012.

In 2010, an amendment was made to change the sponsor of the Plan from State Auto Mutual to its affiliate, State Auto Property & Casualty Insurance Company (the “Company”), which is the employer of all participants covered by the Plan. On December 15, 2010, the Plan was amended and restated in its entirety, effective as of January 1, 2002.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan.

General

An employee of the Company is eligible to participate in the Plan as of the first day of the pay period coincident with or after the completion of 90 days of employment with the Company provided the employee is or will attain age 21 within the first calendar year that commences after the employee’s hire date or the employee’s attainment of age 20. A participant will be automatically enrolled in the Plan upon meeting eligibility requirements.

Transfer of Plan Assets

In 2009, State Auto Mutual acquired Rockhill Insurance Company, Plaza Insurance Company, American Compensation Insurance Company, and Bloomington Compensation Company (collectively, the “Rockhill Group”). Effective January 1, 2011, the former employees of the Rockhill Group became participants in the Plan and received credit for their participation and vesting service as measured under the terms of the respective previously administered plan. The net assets of the Rockhill Plan, totaling $17,576,855, were transferred into the Plan in February 2011.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2011

Contributions

Each participant may contribute any whole percentage between 1% and 50% of his or her salary (“basic contribution”) up to the maximum Internal Revenue Code (the “Code”) limit. Subject to certain limitations, the Company makes safe harbor matching contributions for the first 1% of basic contributions of a participant’s salary at the rate of $1.00 for each $1.00 contributed by the participant and for basic contributions from 2% to 6% of a participant’s salary at the rate of $0.50 for each $1.00 contributed by the participant. Participants can change their rate of deferral as of any given pay date. Participants who are automatically enrolled in the Plan and who do not affirmatively elect a different contribution percentage contribute 3% of their salary with automatic increases to 4% in the second plan year following enrollment, 5% in the third plan year following enrollment and 6% in the fourth and subsequent plan years following enrollment. Participants may also suspend contributions at any time. Participants may elect to make supplemental contributions in the form of after tax salary deferrals. Total participant contributions may not exceed 50% of a participant’s salary.

The Company also makes non-elective contributions of 5% of an eligible participant’s salary. Participants eligible for the non-elective contributions are those employees hired on or after January 1, 2010, and those participants who irrevocably elected to freeze their future benefit accruals under the State Auto Insurance Companies Employee Retirement Plan, a defined benefit pension plan, effective June 30, 2010. The percentage of the non-elective contribution is determined by the Compensation Committee of the Plan and can be changed at its discretion.

All Plan participants who are 50 and older as of the beginning of the calendar year or who attain age 50 during the calendar year and are making the maximum Code pre-tax contribution of $16,500 may make additional “Catch-up Contributions” of up to $5,500.

Vesting

Plan participants are fully vested in employee contributions and related net earnings or losses. Plan participants are 100% vested in the safe harbor matching contributions and related earnings or losses after two years. Full vesting in non-elective contributions and related net earnings and losses occurs upon completion of three years of service. Any employee terminating prior to completing years of service requirements for vesting will forfeit the unvested portion of their account. In addition, employer matching contributions and related net earnings or losses are fully vested upon retirement at age 65, death or total and permanent disability. Any forfeiture of non-vested employer contributions and related net earnings or losses is first used to restore balances of participants who are re-employed and any remaining forfeiture reduces future employer contributions. Forfeitures of $220,148 were used to reduce the Company’s contributions during 2011. No forfeiture amounts were used during 2010.

Participant’s Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions and b) Plan earnings, and is charged with applicable participant loan or Qualified Domestic Relations Order (“QDRO”) processing fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Notes Receivable from Participants

Notes receivable from participants (loans) are valued at their unpaid balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the current Reuters prime rate. Principal and interest is paid ratably through bi-weekly payroll deductions.

Administrative Expenses

All administrative expenses, excluding participant loan and QDRO processing fees, are paid by the Company.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2011

Payment of Benefits

Upon termination of service, participants generally receive a lump-sum amount equal to the value of their vested account less outstanding loan balances.

Participants may semiannually withdraw from their supplemental accumulated contributions and, subject to certain conditions, participants may withdraw from their vested account based on financial hardship. Participants may withdraw the vested portion of employer matching contributions credited to their account prior to January 1, 2008, subject to certain conditions.

Plan Termination

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. If the Plan terminates at some future date, all participants will become 100% vested in benefits earned as of the termination date.

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Related Investment Income

The investments of the Plan at December 31, 2011 and 2010 consisted of shares of registered investment companies, interest-bearing cash, a common/collective trust, shares of the State Auto Financial Corporation Common Stock Fund (“Affiliated Stock”) and self-directed brokerage accounts (effective October 24, 2011). The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion on fair value measurements.

In accordance with the Plan Accounting – Defined Contribution Pension Plans Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), the Plan’s common/collective trust, which includes a fully benefit-responsive investment contract, is reported at fair value based on information reported by Fidelity Management Trust Company (the “fund trustee”), with a corresponding adjustment on the statements of net assets available for benefits to reflect the investment at contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance.

Benefit Payments

Benefit payments are recognized when paid.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2011

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s statements of net assets available for benefits.

Adoption of New Accounting Pronouncements

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued guidance to improve the disclosures related to fair value measurements. The guidance requires the information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements to be presented separately on a gross basis, rather than as one net number. The Company adopted this guidance effective January 1, 2011. The disclosures required by this guidance are provided in accompanying Note 4.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued guidance to improve the disclosures related to fair value measurements. The new guidance requires expanded fair value disclosures, including the reasons for significant transfers between Level 1 and Level 2 and the amount of significant transfers into each level disclosed separately from transfers out of each level. For Level 3 fair value measurements, information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements shall be presented separately on a gross basis, rather than as one net number. In addition, clarification is provided about existing disclosure requirements, such as presenting fair value measurement disclosures for each class of assets and liabilities that are determined based on their nature and risk characteristics and their placement in the fair value hierarchy (that is, Level 1, 2, or 3), as opposed to each major category of assets and liabilities, as required in the previous guidance. Disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements are required for fair value measurement that fall in either Level 2 or Level 3. The Plan adopted this guidance effective January 1, 2010, except for the gross presentation of purchases, sales, issuances and settlements in the Level 3 reconciliation, which was adopted January 1, 2011. The disclosures required by this new guidance are provided in the accompanying Note 4.

Pending Adoption of Accounting Pronouncements

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS

The amendments in this guidance result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards (“IFRS”). Consequently, the amendments in the guidance change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendments in the guidance to result in a change in the application of the requirements in the Fair Value Measurements Topic. The guidance also clarifies the FASB’s intent about the application of existing fair value measurement requirements as well as changes to a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is effective on a prospective basis for fiscal years and interim periods beginning after December 15, 2011.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2011

3. Investments

The following table sets forth the investments, at fair value, which represent 5% or more of assets available for benefits at December 31, 2011 and 2010:

	December 31
	2011		2010
Investments in shares of registered investment companies:
Fidelity Contrafund K	$37,425,160		41,353,680
MFS Value Fund Class R4	17,105,623		—
MFS Value Fund Class A	—		17,841,881
Fidelity Diversified International Fund K	N/A	*	12,084,350
Fidelity Puritan Fund K	N/A	*	10,689,231

Interest-bearing cash:
Fidelity U.S. Government Reserves	$13,084,647		11,453,139

Investment in common/collective trust:
Fidelity Managed Income Portfolio	$18,468,233		17,764,407

*	Value is less than 5% of net assets available for benefits.

The following table sets forth the (depreciation) appreciation in value of the Plan’s investments (including investments bought and sold, as well as held during the year) for the years ended December 31, 2011 and 2010:

	2011	2010
Realized (depreciation) appreciation:
Shares of registered investment companies	$(1,227,997)	9,046,618
Self-directed brokerage accounts	7,964	—
Affiliated stock	(56,647)	(24,689)

Total realized (depreciation) appreciation	(1,276,680)	9,021,929

Unrealized (depreciation) appreciation:
Shares of registered investment companies	(6,640,067)	7,655,512
Self-directed brokerage accounts	(9,857)	—
Affiliated stock	(309,274)	(56,947)

Total unrealized (depreciation) appreciation	(6,959,198)	7,598,565

Total realized and unrealized (depreciation) appreciation	$(8,235,878)	16,620,494

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2011

4. Fair Value Measurements

Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Transfers between level categorizations may occur due to changes in the availability of market observable inputs. Transfers in and out of level categorizations are reported as having occurred at the beginning of the year in which the transfer occurred. There were no transfers between level categorizations during the years ended December 31, 2011 and 2010.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2011.

•

Registered investment companies: Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

•	Interest-bearing cash: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

•

Common/collective trust: The common/collective trust is a public investment vehicle valued using the NAV provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the fair value hierarchy. The fund manager’s objective is preservation of capital and the fund invests primarily in fixed income, bond and money market funds. There are no unfunded commitments related to the common collective trust and units are redeemable at NAV.

•	Affiliated Stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

•

Self-directed brokerage accounts: The self-directed brokerage accounts are comprised primarily of common stock, government bonds and interest-bearing cash. The fair value of common stock and government bonds is based on observable market price for an identical asset in an active market and is classified within Level 1 of the fair value hierarchy. The carrying value of the interest-bearing cash approximates fair value and is classified within Level 1 of the fair value hierarchy.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2011

The following tables set forth the Plan’s investments within the fair value hierarchy at December 31, 2011 and 2010:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
At December 31, 2011

Registered investment companies:
Large-cap equity investments	$69,991,167	69,991,167	—	—
Mid-cap equity investments	10,989,449	10,989,449	—	—
Small-cap equity investments	3,459,227	3,459,227	—	—
International equity investments	12,750,421	12,750,421	—	—
Blended fund investments	55,513,264	55,513,264	—	—
Income bond investments	12,935,769	12,935,769	—	—

Total registered investment companies	165,639,297	165,639,297	—	—
Interest-bearing cash	13,084,647	13,084,647	—	—
Common/collective trust	18,468,233	—	18,468,233	—
Affiliated Stock	1,382,067	1,382,067	—	—
Self-directed brokerage accounts	258,890	258,890	—	—

Total investments	$198,833,134	180,364,901	18,468,233	—

At December 31, 2010

Registered investment companies:
Large-cap equity investments	$73,413,062	73,413,062	—	—
Mid-cap equity investments	8,620,526	8,620,526	—	—
Small-cap equity investments	2,410,148	2,410,148	—	—
International equity investments	14,742,446	14,742,446	—	—
Blended fund investments	44,965,245	44,965,245	—	—
Income bond investments	10,929,589	10,929,589	—	—

Total registered investment companies	155,081,016	155,081,016	—	—
Interest-bearing cash	11,453,139	11,453,139	—	—
Common/collective trust	17,764,407	—	17,764,407	—
Affiliated Stock	1,735,110	1,735,110	—	—

Total investments	$186,033,672	168,269,265	17,764,407	—

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2011

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the following table sets forth a reconciliation of the beginning and ending balance for 2010:

Registered investment companies - Other
2010
Balance, January 1	176,622
Realized gains (losses) relating to assets sold	7,897
Sales	(184,519)

Balance, December 31	—

5. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 16, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan applied for an updated determination letter on January 31, 2011 but has not yet received a response from the IRS.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6. Reconciliation to Form 5500

The following table sets forth a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2011	2010
Net assets available for benefits per the financial statements	$202,611,033	189,745,679
Contribution receivables	(165,575)	(61,150)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	455,498	144,442

Net assets available for benefits per the Form 5500	$202,900,956	189,828,971

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2011

The following table sets forth a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the years ended December 31:

	2011	2010
Net increase in net assets available for benefits per the financial statements	$12,865,354	15,939,787
Add decrease (increase) in contributions receivable:
Employee	22,000	—
Employer	(126,425)	—

	(104,425)	—
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Current year	455,498	144,442
Prior year	(144,442)	328,843

Net increase in net assets available for benefits per Form 5500	$13,071,985	16,413,072

7. Transactions with Parties-In-Interest

The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, custodian of the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participants may also invest in Affiliated Stock.

Supplemental

Schedule

State Auto Insurance Companies Retirement Savings Plan

EIN: 57-6010814 PN: 004

Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b)	(c)	(e)
	Identity of Issue	Shares	Fair Value
	Shares of Registered Investment Companies:
	Baron Growth Institutional Class	93,542	$4,803,363
	Harbor International Fund Institutional Class	77,790	4,080,108
	PIMCO Total Return Fund Institutional Class	713,621	7,757,060
	Vanguard Mid-Cap Index Signal	66,081	1,858,846
	CALAMOS Growth Institutional Class	155,460	7,905,143
	MFS Value Fund Class R4	764,326	17,105,623
	JP Morgan Mid Cap Value Institutional Class	182,200	4,327,240
	American Beacon Small Cap Value Institutional Class	181,969	3,459,227
*	Fidelity Puritan Fund K	545,498	9,644,408
*	Fidelity Contrafund K	555,187	37,425,160
*	Fidelity Intermediate Bond Fund	475,984	5,178,709
*	Fidelity Diversified International Fund K	340,279	8,670,313
	Spartan 500 Index Fund Investor Class	169,819	7,555,241
*	Fidelity Freedom Income Fund K	38,150	431,092
*	Fidelity Freedom K 2000 Fund	66,825	763,807
*	Fidelity Freedom K 2005 Fund	24,652	295,333
*	Fidelity Freedom K 2010 Fund	268,015	3,242,977
*	Fidelity Freedom K 2015 Fund	595,852	7,227,685
*	Fidelity Freedom K 2020 Fund	744,292	9,251,549
*	Fidelity Freedom K 2025 Fund	585,974	7,289,518
*	Fidelity Freedom K 2030 Fund	525,348	6,587,859
*	Fidelity Freedom K 2035 Fund	319,732	4,006,242
*	Fidelity Freedom K 2040 Fund	292,401	3,675,486
*	Fidelity Freedom K 2045 Fund	159,873	2,023,992
*	Fidelity Freedom K 2050 Fund	84,847	1,073,316

			$165,639,297

State Auto Insurance Companies Retirement Savings Plan

EIN: 57-6010814 PN: 004

Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year) continued

December 31, 2011

(a)	(b)	(c)	(e)
	Identity of Issue	Shares	Fair Value
	Interest-bearing cash:
*	Fidelity U.S. Government Reserves	13,084,647	$13,084,647
	Investment in common/collective trust:
*	Fidelity Managed Income Portfolio	18,012,735	18,468,233
	Affiliated Stock:
*	State Auto Financial Corporation Common Stock Fund	101,604	1,380,794
	Stock Purchase Account (1)	-	1,273

			1,382,067
	Self-directed brokerage accounts	167,487	258,890
*	Notes receivable from participants (interest rate 3.25% to 10.25%)	-	4,067,822

	Total		$202,900,956

*	–Indicates a party-in-interest to the Plan.
(1)

– The Stock Purchase Account consists of the Fidelity Cash Reserves, a money market fund that is used as a plan-level account in the recordkeeping of the purchases and sales of fractional shares of employer stock. Participants cannot invest their account balances in the Stock Purchase Account.

Note: Column (d) is not applicable for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Date: June 27, 2012	By:	/s/ Steven E. English
	Printed Name:	Steven E. English
	Title:	Chief Financial Officer of State Auto Property &
Casualty Insurance Company

	By:	/s/ James A. Yano
	Printed Name:	James A. Yano
	Title:	Vice President, Secretary and General Counsel of State
Auto Property & Casualty Insurance Company

EXHIBIT INDEX

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein